UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
COMMISSION FILE NUMBER: 1-14659
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2011
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Wilmington Trust Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1100 North Market Street,
Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19890
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported, Wilmington Trust Corporation (the “Corporation”) entered into an Agreement and Plan of Merger, dated as of October 31, 2010 (the “Merger Agreement”), with M&T Bank Corporation (“M&T”) and MTB One, Inc., a wholly owned direct subsidiary of Parent (“Merger Sub”), providing for, among other things, the merger of Merger Sub with and into the Corporation, with the Corporation surviving the merger as a wholly-owned subsidiary of M&T (the “Merger”). The closing of the Merger is subject to certain conditions, including approval by the Corporation’s stockholders and regulators. The Corporation’s management has been working diligently towards closing of the Merger, including obtaining such approvals, planning for integration with M&T, and preserving the value of the Corporation’s businesses.
Although the Corporation’s management has been working diligently to complete all the required information for its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 (the “Form 10-Q”), and a substantial portion of that information has been completed as of this date, as a result of the demands that efforts to complete the Merger have placed on the time and attention of the Corporation’s management, the Corporation was unable, without unreasonable effort or expense, to complete the financial statements and other disclosures for the Form 10-Q on or before May 10, 2011. The Corporation intends to file the Form 10-Q on or prior to May 16, 2011.
This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Corporation’s ability to file its related Quarterly Report on Form 10-Q within the five-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Corporation of its review of the Corporation’s financial statements for the quarter ended March 31, 2011 and unexpected delays which the Corporation may incur in connection with the preparation of that Quarterly Report.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Michael A. DiGregorio	302	651-1000
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Corporation refers to its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2011 (the “10-K”) and its definitive proxy statement filed with the SEC on February 14, 2011, which was included in the registration statement on Form S-4 filed with the SEC on February 7, 2011 by M&T (the “Proxy Statement”), in which the Corporation disclosed, among other things, the adverse financial conditions, credit deterioration and continued losses which in part led to the execution of the Merger Agreement. Throughout 2010 and continuing through the 2011 first quarter, there was no significant economic or real estate recovery on the horizon in the Corporation’s markets, and management had little assurance that the credit quality of the Corporation’s loan portfolio would strengthen significantly in the near term, or that its capital position would not erode further. As a result of these effects, which are further detailed in the 10-K and Proxy Statement, the Corporation anticipates that the Form 10-Q will reflect a change in the results of its operations from the first quarter of 2010.

Wilmington Trust Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2011	By:	/s/ Michael A. DiGregorio
		Name:	Michael A. DiGregorio
		Title:	Executive Vice President and General Counsel